

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 4, 2010

Room 4631

Matthew C. Flanigan
Senior Vice President - Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

> **Re:** **Leggett & Platt, Incorporated**
> **Form 10-K for Year Ended December 31, 2009**
> **File No. 001-07845**

Dear Mr. Flanigan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief